EXHIBIT 11
STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	Year Ended December 31,
	2007	2006	2005
	(In thousands, except per share amounts)
Basic Earnings per Share
Average shares outstanding	81,506	79,140	78,266

Income available to common shareholders	$137,943	$125,194	$115,199

Basic Earnings per Share	$1.69	$1.58	$1.47

Diluted Earnings per Share
Average common shares outstanding	81,506	79,140	78,266
Effect of dilutive stock options	338	402	331

Average diluted shares outstanding	81,844	79,542	78,597

Income available to common shareholders	$137,943	$125,194	$115,199

Diluted Earnings per Share	$1.69	$1.57	$1.47